Exhibit 99.1

FOR FURTHER INFORMATION:

AT LJI:	AT INVESTOR RELATIONS INTL:
Betty Ho	Haris Tajyar
Vice President, Corporate Development	Managing Partner
Ph: 011-852-2170-0001	Ph: 818-382-9702
betty@ljintl.com	htajyar@irintl.com
FOR IMMEDIATE RELEASE
JULY 18, 2006
LJ INTERNATIONAL FEATURED IN LOS ANGELES TIMES
LJI and its ENZO Retail Chain One of First Chinese Retailer
to Receive Such Prominent Coverage by a Major U.S. Media Outlet
HONG KONG and LOS ANGELES, July 18, 2006 — LJ International, Inc. (LJI) (Nasdaq/NMS: JADE), one of the fastest-growing jewelry companies in the world, today reported that it was the subject of a feature article in this past Saturday’s Business Section of the Los Angeles Times, America’s fourth largest newspaper.
The article, written by Los Angeles Times staff writer Don Lee who is currently based out of Shanghai and has visited the Company’s ENZO stores in China, is headlined “Chasing the Glint of a Different-Colored Stone.” The article describes the history and current activities of LJI as well as a profile of the Company’s founder, Chairman and CEO, Yu Chuan Yih. Among other things, it provides current information on LJI’s expansion into China’s retail market, the fastest growing in the world. LJI, through its wholly-owned ENZO Division, has already opened over 30 stores in this growing market and, based on current plans, is expected to increase its leadership position over its foreign rivals by an even great margin to a goal of at least 100 stores in-time for the Beijing Olympics in 2008.
With circulation figures of over 850,000 daily and over 1.23 million in its Sunday edition, the Los Angeles Times is currently the fourth largest daily newspaper in the U.S. The publication’s article on LJI can be found by clicking the following link: http://www.latimes.com/business/la-fi-chinagems15jul15,1,2378934.story (archive access required after five days past the publication date).
“The extensive coverage of the LJI story by a major U.S. print publication is not only our first-ever in America but a very encouraging sign of the rapidly growing interest in LJI and, in particular, in the success of our ENZO retail jewelry chain in China,” said Mr. Yih. “This credible third-party story, together with soon-to-be released coverage by other global print and broadcast media outlets regarding our latest corporate developments, is a strong reflection of the increasing interest in the LJI story by both investors and consumers alike.
“Our first-mover advantage in launching our ENZO Division is, day-by-day, enabling us to solidify and expand on our position as the largest foreign-branded jewelry chain in China. We believe this strong foundation will serve as the key element behind a number of strategic initiatives designed towards achieving our one underlying goal: enhancement of shareholder value,” concluded Mr. Yih.
To be added to the LJI’s investor lists or to participate in any upcoming conference calls or institutional investor meetings, please contact Haris Tajyar at htajyar@irintl.com or at 818-382-9700.
About LJ International Inc.
LJ International Inc. (LJI) (Nasdaq/NMS: JADE), based in Hong Kong and the U.S., is engaged in the designing, branding, marketing and distribution of a full range of jewelry. It has built its global business, currently one of the fastest-growing in the jewelry industry, on a vertical integration strategy and an unwavering commitment to quality and service. LJI distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe, with a growing retail presence in China through its ENZO stores. Its product lines incorporate all major categories sought by major retailers, including earrings, necklaces, pendants, rings and bracelets.
For more information on LJI, please visit www.ljintl.com.
Forward looking statement: Except for the historical information, the matters discussed in this news release may contain forward-looking statements, including, but not limited to, factors relating to future revenues. These forward-looking statements may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors, including, but not limited to, uncertainties in product demand, the impact of competitive products and pricing, changing economic conditions around the world, release and revenues of new products and other risk factors detailed in the company’s most recent annual report and other filings with the Securities and Exchange Commission.
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